  As filed with the Securities and Exchange Commission on December 23, 1997
                                                             Reg. No. 333-14129
================================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                             AMENDMENT NO. 4
                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                           NTN COMMUNICATIONS, INC.
            (Exact name of registrant as specified in its charter)

          Delaware                                         31-1103425
(State or other jurisdiction of                         (I.R.S. Employer
incorporation or organization)                          Identification No.)

                                  The Campus
                              5966 La Place Court
                          Carlsbad, California 92008
                               (760) 438-7400
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

           Gerald Sokol, Jr., President and Chief Executive Officer
                           NTN Communications, Inc.
                                  The Campus
                              5966 La Place Court
                          Carlsbad, California 92008
                                (760) 438-7400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                With a copy to:
                              Dale E. Short, Esq.
                     Troy & Gould Professional Corporation
                      1801 Century Park East, Suite 1600
                         Los Angeles, California 90067
                                (310) 553-4441
         Approximate date of commencement of proposed sale to public:
  As soon as practicable after this Registration Statement becomes effective.

  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

=======================================================================================================================
                                                        Proposed maximum       Proposed maximum
   Title of each class of            Amount to be        offering price           aggregate               Amount of
securities to be registered         registered (1)        per share (2)        offering price (2)      registration fee
-----------------------------------------------------------------------------------------------------------------------
Common Stock, $.005 par value....   565,000 shares           $4.91(3)             $2,774,150                $  841(4)
=======================================================================================================================

(1) Consists of shares underlying the warrants described herein. In accordance with Rule 416 of the General Rules and Regulations under the Securities Act of 1933, there are also being registered such indeterminate number of additional shares of Common Stock as may become issuable pursuant to antidilution provisions of such warrants.

(2)  Estimated solely for the purpose of calculating the registration fees.


(3) Based, pursuant to Rule 457(c), on the average of the high and low sale prices of the Common Stock as reported on the American Stock Exchange on October 9, 1996.

(4)  Previously paid.


  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

PROSPECTUS
                                565,000 Shares
                           NTN COMMUNICATIONS, INC.
                                 Common Stock


     All of the 565,000 shares of Common Stock offered hereby are being offered by NTN Communications, Inc. for issuance and sale upon the exercise of certain Redeemable Common Stock Purchase Warrants (the "Settlement Warrants"). Unless otherwise indicated herein, references herein to the "Company" mean NTN Communications, Inc. and its business units and subsidiaries.

     The Settlement Warrants are being distributed pursuant to a court-approved settlement of a class-action lawsuit previously pending against the Company.
See "Plan of Distribution." Each Settlement Warrant entitles the holder thereof to purchase one share of Common Stock at an exercise price of $_______ per share. The exercise price and number of shares of Common Stock issuable upon exercise of the Settlement Warrants are subject to adjustment under certain circumstances. During the period from the second anniversary of the date of issuance until the expiration of the Settlement Warrants, holders of Settlement Warrants will have the right to require the Company to redeem their Settlement Warrants for $3.25 per Settlement Warrant. This redemption right will expire, however, if at any time during the exercise period the closing price per share of Common Stock as reported on the American Stock Exchange ("AMEX") exceeds the exercise price of the Settlement Warrants by more than $3.25 per share for any seven trading days, whether or not consecutive. See "Description of Securities -- Settlement Warrants."

     The Common Stock is traded on the AMEX under the symbol "NTN." On December 17, 1997, the last sale price for the Common Stock as reported on the AMEX was $1-1/16. See "Price Range of Common Stock and Dividend Policy."


     Prior to this offering, there has been no public market for the Settlement Warrants. The Settlement Warrants have been approved for listing on the AMEX under the symbol "NTNW," subject to official notice of issuance. See "Plan of Distribution" for a description of how the exercise price and other terms of the Settlement Warrants were determined.

     The Company anticipates that the holders of the Settlement Warrants may sell the shares of Common Stock issuable upon exercise of the Settlement Warrants directly, or through brokers, in negotiated transactions or in one or more transactions on the AMEX, or otherwise, as prices prevailing at the time of sale. Certain costs, expenses and fees in connection with the registration of the shares of Common Stock issuable upon exercise of the Settlement Warrants are being borne by the Company. See "Plan of Distribution."

     SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN MATERIAL RISKS ASSOCIATED WITH AN INVESTMENT IN THE SHARES OFFERED HEREBY.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.



         The date of this Prospectus is December __, 1997.

                                  THE COMPANY

     NTN Communications, Inc. ("NTN" or the "Company"), through its business units and subsidiaries, develops, produces and distributes individual and multi-player interactive programs to a variety of media platforms. These interactive sports, trivia game and educational programs permit multiple viewers to simultaneously respond to and participate with the programming content. The Company has an exclusive licensing arrangement with the National Football League, as well as nonexclusive arrangements or agreements with Major League Baseball, the National Hockey League in Canada and others to provide interactive play-along programming, such as the Company's proprietary QB1(R) football game, in conjunction with live televised broadcasts. The Company broadcasts a wide variety of popular games, trivia and informational programming to group viewing locations such as hotels, sports bars and restaurants through its interactive NTN Network. In addition, the Company brings multi-player interactive games into consumer households through personal computer on-line services, the Internet and interactive television services. Since the Company distributes its programs via satellite, cable, telephone and wireless transmission technologies, it is not dependent on any particular hardware or technical platform.

     The Company currently provides its products and services to markets in various stages of development. Each market is directly related to multi-player interactive entertainment and education programs as follows:

     Network Services ("Network Services", formerly referred to as "Hospitality") -- Live interactive television network ("NTN Network") featuring sports and trivia games which are broadcast to group environments.

     Online/Internet Services ("Online/Internet Services", formerly referred to as "Home") -- Live interactive sports and trivia games, including those currently broadcast over the NTN Network, for the home consumer market provided via third-party providers such as America On-Line, CompuServe and GTE MainStreet.

     LearnStar ("LearnStar") -- An interactive, multimedia, curriculum-based educational system marketed to educational institutions. Marketed through the Company's wholly-owned subsidiary, LearnStar, Inc.

     IWN ("IWN") -- Interactive and transaction processing software and technology for the gaming industry. Developed through the Company's wholly-owned subsidiary IWN, Inc. and IWN, L.P.


                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following regional offices: Seven World Trade Center, New York, New York 10048, and Northwestern Atrium Center, 500 W. Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such materials also may be obtained electronically at the Commission's site on the World Wide Web at http:/www.sec.gov. The Common Stock is listed on the AMEX, and the Company's reports, proxy and information statements and other information filed with the AMEX may be inspected at the AMEX's offices at 86 Trinity Place, New York, New York 10006-1881.

     Additional information regarding the Company, the Settlement Warrants and the shares of Common Stock offered hereby is contained in the Registration Statement of which this Prospectus forms a part, and the exhibits thereto, filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). For further information pertaining to the Company and such securities, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the office of the Commission at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549 or obtained electronically at the Commission's World Wide Web site referred to above. Statements contained herein concerning the provisions of any document are not necessarily complete and in each instance reference is made to the copy of the document filed as an exhibit or schedule to the Registration Statement. Each such statement is qualified in its entirety by reference to the copy of the applicable documents filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission under the Exchange Act (Commission file no. 1-11460) are incorporated in this Prospectus by reference: (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1996, which contains consolidated financial statements of the Company for the year then ended; (b) Amendment No. 1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996, filed with the Commission on April 30, 1997; (c) Amendment No. 2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 filed with the Commission on March 28, 1997; (d) Amendment No. 2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996, filed with the Commission on December 18, 1997; (e) Amendment No. 1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 filed with the Commission on May 20, 1997; (f) Amendment No. 1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 filed with the Commission on August 13, 1997; (g) Amendment No. 2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 filed with the Commission on August 13, 1997; (h) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997, respectively; (i) Amendment No. 1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 filed with the Commission on November 25, 1997; (j) Amendment No. 1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 filed with the Commission on August 29, 1997; (k) Amendment No. 2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 filed with the Commission on December 16, 1997; (l) the Company's Current Reports on Form 8-K filed with the Commission on March 20, 1997 and November 7, 1997, respectively; and (m) the description of the Company's Common Stock contained in its Registration Statement on Form 8-A (File No. 0-19383) filed with the Commission on July 31, 1991.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide, without charge, to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents that are not specifically incorporated by reference in such documents). Written requests for such copies should be directed to Judy Piercey, Director of Marketing Communications, NTN Communications, Inc., The Campus, 5966 La Place Court, Carlsbad, California 92008. Telephone requests may be directed to Ms. Piercey at (760) 438-7400.

                                  RISK FACTORS

     The Settlement Warrants and the underlying shares of Common Stock offered hereby are speculative in nature and involve a high degree of risk. The following risk factors should be considered carefully in evaluating the Company and its business before purchasing the securities offered hereby.

     This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act that involve risks and uncertainties, including statements of the Company's strategies, plans, objectives, expectations and intentions. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus. The cautionary statements made in this Prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this Prospectus.

HISTORY OF SIGNIFICANT LOSSES; RECENT RESULTS OF OPERATIONS

     The Company has a history of significant losses and had an accumulated deficit of $55,848,000 as of September 30, 1997. The Company reported a net loss of $22,952,000 and $9,709,000 for the year ended December 31, 1996 and the nine months ended September 30, 1997, respectively, and has continued to incur losses since September 30, 1997. These results included substantial charges related to the resignation or termination of certain former executive officers and the reduction in workforce referred to below, the cancellation of notes receivable from the former executives, write-downs of assets associated with discontinued business activities and obsolete inventory and equipment, accruals for litigation settlement costs and other litigation expenses, and charges relating to stock-based compensation. There can be no assurance that the Company will not incur similar charges in the future or that it will ever operate profitably. See "Selected Consolidated Financial Data."

UNCERTAINTY AS TO ABILITY TO CONTINUE AS A GOING CONCERN.

      The audit report on the Company's consolidated financial statements for the year ended December 31, 1996 includes an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. See "Experts."

NEED FOR ADDITIONAL FINANCING; RECENT PRIVATE PLACEMENT

      The Company had a working capital deficiency of $2,120,000 at December 31, 1996, compared to working capital of $19,468,000 at December 31, 1995. The reduction in working capital during 1996 was due primarily to a reclassification of inventory to broadcast equipment and substantial charges incurred in 1996 as previously reported in the Company's Exchange Act reports incorporated in this Prospectus by reference and to the use of cash on hand and other current assets to fund the Company's ongoing losses from operations. See "Recent Developments." The Company's continuing losses from operations during 1997 resulted in an increase in the working capital deficiency to $5,838,000 as of September 30, 1997, and the Company has continued to experience operating losses since September 30, 1997.

     In October 1997, the Company completed a private placement of $7,000,000 of Series B Convertible Preferred Stock, $100 stated value per share (the "Series B Preferred Stock"). The Company realized net proceeds from the private placement of approximately $6,740,000, of which approximately $3,900,000 was used to repay certain indebtedness (included accrued interest) of the Company incurred in June 1997 in connection with a previously proposed merger transaction with GTECH Corporation. The balance of the net proceeds has been and will be used to augment the Company's working capital and for general corporate purposes. Based upon current plans and assumptions relating to the Company's business and operations, the Company believes that the remaining net proceeds of the Private Placement, together with revenues from operations, will be sufficient to fund the Company's cash requirements for the foreseeable future. If, however, the Company's plans change or its assumptions prove inaccurate, or if the Company's funds otherwise prove insufficient, the Company may be required to seek additional financing. There can be no assurance that the Company's currently available resources will be sufficient to support the Company's operations until such time, if any, as the Company is able to operate profitably and the Company may require additional financings to fund its ongoing operations. There also can be no assurance as to whether or on what terms any needed financing may be available to the Company. If the Company were unable to obtain any needed financing on terms acceptable to it, the Company could be required to curtail its non-core business activities until such time, if any, as it is able to generate sufficient funds from operations to resume such activities and expand its business.

PENDING LITIGATION

     On April 18, 1995, a class action lawsuit entitled Lenora Isaacs, On behalf
                                                        ------------------------
of Herself and All Others Similarly Situated vs. NTN Communications and Patrick
-------------------------------------------------------------------------------
J. Downs, was filed in the United States District Court for the Southern
--------
District of California. The complaint alleges violations of federal securities laws based upon the Company's projections for the fourth quarter of 1994 and for the 1994 fiscal year, and further alleges that certain of the Company's insiders sold stock on information not generally known to the public. The Company, which has assumed the defense of this matter on behalf of all defendants, has denied liability based upon the allegations contained in the complaint. Plaintiffs have claimed to be entitled to damages between $8 million and $10 million. The Company believes, based in part on the advice of outside counsel, that the actual damages, if any, would be substantially less than such amount. As previously announced, in order to avoid the costs and expenses associated with complex litigation, including attorney fees, expert fees and costs, analyses which must be conducted, and other costs necessary to prepare to defend this case at trial and perhaps through the appeals process, in addition to the business disruption occasioned by such protracted litigation, the Company has agreed to an out-of-court settlement having a total value of $1,450,000. It is anticipated that the settlement, would be payable $250,000 in cash and $1,200,000 either in shares of the Company's common stock or in cash, at the Company's election. The Common Stock would be valued for this purpose at approximately the market price of the Common Stock when the settlement is effected. The proposed settlement is subject to court approval, and there can be no assurance that the settlement will be approved by the Court as proposed.


     In May 1997, a shareholder derivative action was filed against the Company and certain of its former officers and directors in Superior Court of California, North County Branch. The complaint, which sought injunctive relief and an unspecified amount of damages, alleged that the Company was injured by a lack of independence and breach of business judgment by the defendant officers and directors by virtue of the Resignation Agreements and related transactions entered into in connection with the recent management reorganization. See "Recent Developments--Management Reorganization." On June 10, 1997, the plaintiff voluntarily dismissed the lawsuit, without prejudice. Although the Company believes, based in part on the opinion of outside counsel, that the action was without merit, there can be no assurances that the original plaintiff or others similarly situated will not refile the same or a similar action at a future date.

     On June 11, 1997, the Company was included as a defendant in a lawsuit, entitled Elliot Miller and Jan Iver, shareholders on behalf of themselves and
         --------------------------------------------------------------------
all others similarly situated  vs. NTN Communications, Inc., Patrick J. Downs,
------------------------------------------------------------------------------
Daniel C. Downs, Donald C. Klosterman, Ronald E. Hogan, Gerald P. McLaughlin and
--------------------------------------------------------------------------------
KPMG Peat Marwick LLP, filed in the United States District Court for the
---------------------
Southern District of California. The complaint seeks classaction status for alleged violations of state and federal securities laws based upon purported omissions from the Company's periodic filings with the Commission. More particularly, the complaint alleges that the Company and the defendant directors and former officers devised an "exit strategy" to provide themselves with undue compensation upon their resignation from the Company. Plaintiffs further allege that the Company's financial statements misrepresented or omitted information concerning contingent liabilities, in the form of guaranteed compensation to management and a right, which was exercised by Symphony IWN Investment LLC ("Symphony") earlier this year, to cause the Company to repurchase from Symphony certain stock and interests in IWN, Inc. and IWN, L.P., and phantom assets in the form of loans recoverable from management. According to the plaintiffs, these alleged misrepresentations and omissions served to inflate the trading price of the Company's Common Stock.

     On July 3, 1997, the Company, on behalf of itself and the named directors and officers, filed a motion to dismiss the lawsuit. On November 6, 1997, the motion was granted, with leave to amend, as to the state causes of action and denied as to the federal causes of action. The Company has submitted this claim to its insurance carriers; however, there can be no assurances that the insurance carriers will accept coverage or that, if coverage is accepted, it will be without a reservation of rights by the carriers.

     On August 8, 1997, another purported classaction lawsuit was filed in the United States District Court for the Southern District of California entitled Yehuda Lefkowitz, on Behalf of Himself and Others Similarly Situated vs. NTN
----------------------------------------------------------------------------
Communications, Inc. and Patrick J. Downs and Daniel C. Downs, former executives
-------------------------------------------------------------
of the Company. The complaint, which alleged that defendants made materially false and misleading statements concerning the Company's business, operations and products, was voluntarily dismissed by the plaintiff, without prejudice, on September 3, 1997. Although the Company believes, based in part on the opinion of outside counsel, that the action was without merit, there can be no assurances that the original plaintiff or others similarly situated will not refile the same or a similar action at a future date.


     There can be no assurance that any or all of the foregoing claims will be decided in a manner favorable to the Company. During the pendency of such claims, the Company will continue to incur the costs of defending the claims. The Company generally is not insured against the claims made and, if one or more of the shareholder claims is decided in a manner adverse to the Company, the resulting liabilities to the Company could materially and adversely affect the Company's financial condition and result of operations.

     The Company had been involved as a plaintiff or defendant in various previously reported lawsuits in Federal courts in both the United States and Canada involving Interactive Network, Inc. ("IN"). With the court's assistance, the Company and IN have been able to reach a resolution of all pending disputes in the United States and have agreed to private arbitration regarding any future licensing, copyright or infringement issues which may arise between the parties. There remain two lawsuits among the Company, its unaffiliated Canadian licensee and IN, which were filed in Canada in 1992. No substantive action has been taken in furtherance of either action. These actions affect only the Canadian operations of the Company and its Canadian licensee and do not extend to the Company's operations in the United States or elsewhere. Although they cannot be estimated with certainty, any damages the Company might incur in the event the actions are determined adversely to the Company are not expected to be material to the Company.

     Other than as set forth above, there is no material litigation pending or threatened against the Company.

RECENT EQUIPMENT PROBLEMS

     The Company's Playmaker(R) is a hand-held radio frequency device used to enter choices and selections by players of QB-1(R) and the Company's other games and programming broadcast to Hospitality locations. The Company's customers have experienced certain problems with Playmakers(R) manufactured earlier this year, and late last year, related to noise sensitivity and performance of the Playmaker's(R) rechargeable batteries. Management believes these equipment problems have contributed to higher than usual "disconnects" (i.e., customers
                                                              ----
terminating the NTN Network service) and a build-up in the Company's accounts receivable from customers. The Company has completed various modifications to its Playmaker(R) in consultation with an outside engineering consulting firm, which the Company believes adequately address these problems. For the three months ended March 31, 1997, the Company recorded a charge of $650,000 relating to the repair and replacement of the affected Playmakers(R) and it may incur similar charges in the future, which cannot be predicted. The higher-than-usual customer disconnects and the charges relating to Playmakers(R) have adversely affected the Company's revenues and results of operations during 1997. The recurrence of these or other equipment problems in the future also could adversely affect the Company's results of operations.

TRANSITION TO NEW MANAGEMENT

     The Company has experienced a wholesale change in its executive management in the past year. Gerald Sokol, Jr. was appointed as Chief Executive Officer of the Company in October 1997. He joined the Company as Chief Financial Officer in July 1996, was appointed Chief Operating Officer in November 1996 and in February 1997, in connection with the management reorganization described herein under "Recent Developments," was appointed President of the Company. In September 1997, Geoffrey D. Labat assumed from Mr. Sokol the duties of Chief Operating Officer after having joined the Company in May 1997 as Chief Technical Officer. Edward C. Frazier, who has served as a director of the Company since August 1996, was appointed Chairman of the Board in March 1997. In August 1997, three of the Company's incumbent directors resigned, and in September and November 1997, respectively, Esther L. Rodriguez and Stanley B. Kinsey were appointed as directors. There can be no assurance that the new management of the Company, under the supervision of the Board of Directors, will be able to operate the Company more successfully than prior management or that additional management changes will not be made in the future.

DEPENDENCE ON LICENSES FOR BROADCAST RIGHTS; LACK OF CERTAIN LICENSES

     The Company's interactive sports games are broadcast in conjunction with live telecasts of football, baseball and hockey games. Wherever possible, the Company seeks to obtain licenses from the owners of the broadcast rights to the sporting events to utilize such telecasts for its interactive game programming. The Company's exclusive license with National Football League Properties, Inc. ("NFLP") for QB-1(R) has been renewed by the NFLP until March 2000. The Company's rights under the license may not be transferred or assigned without the NFLP's consent. For this purpose, an assignment includes, among other things, a merger or consolidation of the Company or the termination of employment of any of the Company's key management personnel. The Company's agreement with Major League Baseball Properties, Inc. ("MLBP") relating to the Company's proprietary interactive baseball game, Diamondball(R), expired December 31, 1996. Although no formal license was issued to the Company, MLBP did grant NTN permission to play Diamondball(R) along with MLB games. In the meantime, the Company has continued broadcasting Diamondball(R) and otherwise dealing with MLBP in accordance with the terms of the prior agreement with MLBP.

     The Company broadcasts QB-1(R) in conjunction with college football games without any license. Limitations on the Company's sports licenses or legal action by the owners or licensees of broadcast rights to college football games or other events for which the Company has no license, if determined adversely to the Company, could have the effect of precluding the Company from broadcasting its games in connection with these events or could result in an award of monetary damages against the Company. The Company has not experienced any such legal action to date and is not aware of any threatened action. There can be no assurance, however, that such actions will not be brought in the future.

RELIANCE ON INDEPENDENT DISTRIBUTORS

     The Company relies on the efforts of independent distributors to market and sell the NTN Network to its subscriber locations. The Company currently uses approximately 25 distributors who operate in 49 states. The Company has no long-term agreements with any of its distributors, and such agreements are typically terminable upon short notice. The loss of a significant number of these distributors would have a material adverse effect on the Company's business until such time, if any, as the Company found alternate means of servicing the markets currently served by such distributors.

COMPETITION

     The interactive entertainment industry is in its formative stage, but currently may be divided into three major segments: (i) media distribution services such as on-line services, telephone companies and cable television companies and the NTN Network; (ii) equipment providers such as computer and peripheral equipment manufacturers; and (iii) content and programming providers, such as movie studios and software publishers. The Company does not act as a direct provider of equipment to consumers. The Company operates as a media distribution service through its NTN Network. Also, the Company is a program provider to an array of other media distribution services to consumers utilizing a variety of equipment.

     The Company has a growing number of competitors in the programming segment of the interactive entertainment industry. The Company's programming content is not dependent upon, and consequently not bound by any particular technology or method of distribution to the consumer. The Company's programming is, therefore, readily available to consumers on a wide variety of entertainment and media services including: the NTN Network; on-line services including America Online, Genie, and CompuServe and cable television, including GTE MainStreet, which is available to households in certain regions.

     The Company is not aware of any competing interactive programming similar to QB1, Diamondball or the Company's other programming broadcast in conjunction with live sporting or other events. The Company's programming competes generally, however, with broadcast television, pay-per-view, and other content offered on cable television. In other mediums, the Company competes with other content and services available to the consumer through on-line services such as America Online and Prodigy. Presently, the technological capabilities of transmitting entertainment products to the consumer exceed the supply of quality programming and services available on the existing delivery systems.

     With the entrance of motion picture, cable and TV companies, competition in the interactive entertainment and multimedia industries will likely intensify in the future. Moreover, the expanded use of on-line networks and the Internet provide computer users an increasing number of alternatives to video games and entertainment software. The Company seeks to compete by providing high quality products at reasonable prices, thereby establishing a favorable reputation among frequent buyers in order to achieve repeat sales on sequels and other products developed or distributed by the Company. There can be no assurance, however, that the Company can compete effectively.

POTENTIAL FOR TECHNOLOGICAL OBSOLESCENCE

     The computer industry and related businesses have been marked by rapid and significant technological development and change. There can be no assurance that ongoing technological developments will not render the Company's interactive technology and services obsolete, or that the Company will have the resources to respond to such technological change.

UNCERTAIN PROPRIETARY PROTECTION; DEPENDENCE ON SOLE SOURCE OF SUPPLY

     The Company regards the Playmaker(R) keyboard and other technology utilized in the NTN Network as proprietary and relies primarily on a combination of trademark, copyright and trade secret laws and employee and third-party nondisclosure agreements to protect its propriety rights. The Company has two patent applications pending for its proprietary interactive technology. No assurance can be given, however, that any of the Company's patent applications will issue as patents, or that any issued patents will provide the Company with significant competitive advantages. It is the Company's policy that all employees and consultants involved in research and developmental activities sign nondisclosure agreements; however, this may not afford the Company sufficient protection for its know-how and proprietary information and products. Other parties may independently develop similar or more advanced technologies. Until recently, the Company was involved in litigation with IN concerning the enforceability, scope and validity of proprietary rights. See "Risk Factors - Pending Litigation." As a number of software products in the interactive television industry increases and increasingly become available in new delivery formats, software developers and publishers may increasingly become subject to infringement claims. Any such future claims or litigation against the Company may be costly and could have an adverse effect on the businesses of the Company.


     The Company currently purchases its Playmaker(R) keyboard from an single, unaffiliated Taiwanese manufacturer. As described above under "Recent Equipment Problems," the Company has experienced certain performance problems with its Playmakers(R). The Company also recently has experienced substantial delays in shipments of Playmakers(R) ordered from the manufacturer, and it currently is considering redesigning the Playmaker(R) as part of an effort to secure one or more additional sources of supply of Playmakers(R). There can be no assurance that the Playmaker(R) can be redesigned successfully or that the Company will be able to secure additional sources of supply of the redesigned Playmaker(R). Unless and until the Company succeeds in establishing additional manufacturing relationships, it will continue to be dependent on its current sole source of supply of Playmakers(R) and may continue to experience delays in its receipt of new Playmaker(R) shipments.


POTENTIAL DILUTION

     As described above under "--Need For Additional Financing; Recent Private Placement," the Company recently issued and sold 70,000 shares of Series B Preferred Stock, which are convertible into shares of Common Stock. The number of shares of Common Stock issuable upon conversion of each share of Series B Preferred Stock will be determined by dividing the sum of $100 plus any accrued and unpaid dividends on the Series B Preferred Stock by the conversion price then in effect. See "Description of Securities -- Series B Preferred Stock." The shares of Common Stock issuable upon conversion of the Series B Preferred Stock may be issued at a discount from the market price of the Common Stock at the time of conversion, which could result in dilution to the tangible book value per share and shareholders' equity per share of the Company. The magnitude of any such dilution will depend on the size of the discount and the number of shares to be issued. These variables, will, in turn, depend on the timing of conversion, the market price of the Common Stock at such time and certain other factors which cannot be predicted by the Company.

ANTI-TAKEOVER PROVISIONS

     The Company's Certificate of Incorporation and Bylaws contain certain provisions that may discourage attempts to acquire control of the Company that are not negotiated with the Company's Board of Directors. These provisions may have the effect of discouraging takeover attempts that some securityholders might deem to be in their best interests, including takeover proposals in which securityholders might receive a premium for their shares over the then current market price, as well as making it more difficult for individual securityholders or a group of securityholders to elect directors. The Board of Directors believes, however, that these provisions are in the best interests of the Company and its securityholders because such provisions may encourage potential acquirors to negotiate directly with the Board of Directors, which is in the best position to act on behalf of all securityholders. The Certificate of Incorporation provides that the affirmative vote of the holders of at least 80% of the total voting power of all outstanding securities of the Company then entitled to vote generally in the election of directors, voting together as a single class, is required to amend certain provisions of the Certificate of Incorporation, including among others, those provisions relating to the number, election and term of directors; the removal of directors and the filing of vacancies; and the supermajority voting requirements of the Certificate of Incorporation. These voting requirements will have the effect of making more difficult any amendments, even if a majority of the Company's securityholders believes that such amendment would be in their best interest. See "Description of Securities -- Anti-Takeover Provisions."

TERMS OF SETTLEMENT WARRANTS

     The exercise price and other terms of the Settlement Warrants were determined as a result of settlement negotiations between the Company and representatives of the plaintiffs in the class-action lawsuit described under "Plan of Distribution." The exercise price does not necessarily bear any relationship to the financial condition, results of operations or business or financial prospects of the Company, or any other recognized investment criteria, and should not be considered an indication of the actual value of the Company's Common Stock. See "Plan of Distribution."

POSSIBLE FUTURE DELISTING OF THE SETTLEMENT WARRANTS

     The Settlement Warrants have been approved for listing on the AMEX, subject to official notice of issuance. Under current AMEX guidelines, to remain eligible for trading on the AMEX the Settlement Warrants either must continue to be held by at least 300 holders, or the number of Settlement Warrants publicly held (i.e., exclusive of holdings by directors, officers and control persons) generally must exceed at 200,000. If, by reason of the exercise of Settlement Warrants or otherwise, these requirements are not met at any time, the Settlement Warrants may be delisted from trading on the AMEX. Delisting would be likely to reduce investor interest in the Settlement Warrants and materially adversely effect the trading market and trading prices for the Settlement Warrants.

VOLATILITY OF STOCK PRICE; RECENT TRADING PRICES

     Historically, the trading price of the Company's Common Stock has fluctuated widely, and it may be subject to similar future fluctuations in response to quarter-to-quarter variations in the Company's operating results, announcements regarding litigation, technological innovations or new products by the Company or its competitors, general conditions in the industries in which the Company competes and other events or factors, including factors such as analysts' expectations which are beyond the Company's control. In addition, in recent years, broad stock market indices, in general, and the securities of technology companies, in particular, have experienced substantial price fluctuations. Such broad market fluctuations also may adversely affect the future trading price of the Company's Common Stock.

     The recent trading prices of the Company's Common Stock have been at or near the 52-week low trading price, and there can be no assurance that the trading price will not decline from its current level. See "Price Range of Common Stock and Dividend Policy."

DIVIDEND POLICY

     The Company has never paid cash dividends on its Common Stock and anticipates that for the foreseeable future earnings, if any, will be retained for use in the Company's business. The terms of the recently issued Series B Preferred Stock restrict the Company's payment of dividends on Common Stock. See "Price Range of Common Stock and Dividend Policy."

EFFECT OF OUTSTANDING OPTIONS AND WARRANTS

     As of December 18, 1997, there were 6,051,225 shares of Common Stock reserved for issuance upon the exercise of stock options outstanding under the Company's stock option plans at exercise prices ranging from $1.88 to $6.50 per share, of which options to purchase 3,653,900 shares were exercisable as of that date.

     As of December 18, 1997, the Company also had outstanding warrants, including the Settlement Warrants described herein, to purchase an aggregate of 4,693,750 shares of Common Stock at exercise prices ranging from $2.00 to $8.00 per share, of which warrants to purchase approximately 3,428,750 shares were exercisable as of that date. Substantially all of the shares underlying the Company's currently outstanding warrants are subject to currently effective registration statements covering the resale of the underlying warrant shares by the holders.

     The foregoing options and warrants could adversely affect the Company's ability to obtain future financing or engage in certain mergers or other transactions, since the holders of those options and warrants can be expected to exercise them at a time when the Company would be able to obtain additional capital through a new offering of securities on terms more favorable than those provided by such options and warrants. For the life of such options and warrants, the holders are given the opportunity to profit from a rise in the market price of the Common Stock without assuming the risk of ownership. To the extent the trading price of the Common Stock at the time of exercise of any such options or warrants exceeds the exercise price, such exercise will also have a dilutive effect on the Company's stockholders.

     See "Recent Developments" for a discussion of the Company's agreement to issue shares of Common Stock in exchange for the surrender and cancellation of certain of the Company's outstanding options and warrants.

SHARES ELIGIBLE FOR FUTURE SALE

     Approximately 5,820,000 shares of Common Stock outstanding as of the date of this Prospectus are "restricted securities," as that term is defined under Rule 144 promulgated under the Act. All or substantially all of such shares are covered by currently effective registration statements and can be offered and sold publicly by the beneficial owners at any time so long as registration statements remain effective. Moreover, in general under Rule 144 as currently in effect, subject to the satisfaction of certain conditions, if one year has elapsed since the later of the date of acquisition of restricted shares from an issuer or from an affiliate of an issuer, the acquiror or subsequent holder is entitled to sell in the open market, within any three-month period, a number of shares that does not exceed the greater of 1% of the outstanding shares of the same class or the average weekly trading volume during the four calendar weeks preceding the filing of the required notice of sale. A person who has not been an affiliate of the Company for at least the three months immediately preceding the sale and who has beneficially owned shares of Common Stock as described above for at least two years is entitled to sell such shares under Rule 144(k) without regard to any of the limitations described above.

     No predictions can be made with respect to the effect, if any, that sales of Common Stock in the market or the availability of shares of Common Stock for sale pursuant to currently effective registration statements or under Rule 144 will have on the market price of Common Stock prevailing from time to time. Nevertheless, the possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.

                              RECENT DEVELOPMENTS

PROPOSED EXCHANGE OF CERTAIN OUTSTANDING OPTIONS AND WARRANTS

     The Company recently reached agreement with the holders of certain outstanding options and warrants to purchase an aggregate of 1,923,250 shares of Common Stock at exercise prices ranging from $2.00 to $5.25 per share to surrender such options and warrants for cancellation in exchange for the Company's issuance to the holders of a total of 664,436 shares of Common Stock. When issued, all such shares will constitute "restricted" shares and, as such, will not be freely tradeable until at least one year after issuance.

     The terms of the exchanges were determined in privately negotiated transactions between the Company and the option holder and warrant holders involved based on a discount from the valuation of the options and warrants as determined in accordance with the Black-Scholes method, which takes into account such factors as the exercise prices and exercise periods of the options and warrants and the volatility of the market price of the Common Stock. The Company also may enter into similar agreements in the future to exchange shares of Common Stock for other currently outstanding options or warrants.

     Although no cash payments will be made in connection with the exchanges, depending on the fair value of the shares which may be issued in exchange as for options and warrants and certain other factors, the Company may incur charges for financial accounting purposes relating to the exchanges for the period during which the exchanges occur.

RECENT PRIVATE PLACEMENT

     In October 1997, the Company issued and sold 70,000 shares of Series B Preferred Stock to two institutional investors. The Series B Preferred Stock provides for a cumulative annual dividend of $4 per share, payable in quarterly installments of $1 per share on the last day of January, April, July and October of each year, commencing January 31, 1998. Under the terms of the Certificate of Designations, Rights and Preferences of the Series B Preferred Stock, any holder of Series B Preferred Stock is entitled to convert 25% of the Series B Preferred Stock owned by the holder into shares of Common Stock on or after the earlier of
(i) February 28, 1998 and (ii) the effective date of the Registration Statement filed with the Commission on November 20, 1997 covering the shares of Common Stock issuable upon conversion (the "Initial Conversion Date"). An additional 25% of the Series B Preferred Stock owned by a holder will become convertible on each of the dates 60, 90 and 120 days, respectively, following the Initial Conversion Date. Any outstanding shares of the Series B Preferred Stock not converted by October 31, 2000 will automatically be converted as of such date.

     The number of shares of Common Stock issuable upon conversion of each share of Series B Preferred Stock will be determined by dividing the sum of $100 plus any accrued and unpaid dividends on the Series B Preferred Stock by the conversion price then in effect. See "Description of Securities--Series B Preferred Stock." The shares of Common Stock issuable upon conversion of the Series B Preferred Stock may be issued at a discount from the market price of the Common Stock at the time of conversion, which could result in dilution to the tangible book value per share and shareholders' equity per share of the Company. The magnitude of any such dilution will depend on the size of the discount and the number of shares to be issued. These variables, will, in turn, depend on the timing of conversion, the market price of the Common Stock at such time and certain other factors which cannot be predicted by the Company.

     In connection with the sale of the Series B Preferred Stock, the Company agreed to file on behalf of the Series B Preferred Stock holders a Registration Statement under the Securities Act covering the possible future resale of the shares of Common Stock issuable upon conversion of the Series B Preferred Stock. The Company filed such a Registration Statement with the Commission on November 20, 1997. If the Registration Statement has not been declared effective on or before February 28, 1998, the Company will be required to pay the holders of the Series B Preferred Stock, in cash, certain amounts until the Registration Statement is declared effective, as follows: (i) for the 30-day period beginning March 1, 1998, an amount equal to 1% of the quotient of $100 plus any accrued but unpaid dividends, divided by the conversion price, for each share of Series B Preferred Stock; and (ii) for each consecutive 30-day period beginning April 1, 1998, an amount equal to 2% of the quotient of $100 plus any accrued and unpaid dividends, divided by the conversion price, for each share of Series B Preferred Stock. Moreover, in the event the Registration Statement shall not have been declared effective on or before May 29, 1998, the Company will be required to redeem the Series B Preferred Stock for cash at a redemption price per share of Series B Preferred Stock equal to the product of the number of shares of Common Stock then issuable upon conversion of a share of Series B Preferred Stock multiplied by the average of the closing bid prices of the Common Stock on the five trading days preceding May 29, 1998. There can be no assurance as to whether or when such Registration Statement will be declared effective.

      The terms of the sale of Series B Preferred Stock were determined by arm's-length negotiations between the Company and the purchasers of the Series B Preferred Stock and their representatives. The purchasers and the representatives are not affiliated with the Company or any of its officers, directors or affiliates.

MANAGEMENT REORGANIZATION

     In late 1996, the Company's former Chief Financial Officer resigned as an executive officer of the Company and the Company discontinued certain consulting arrangements with Alan P. Magerman, who was serving as a director of the Company at the time. In March 1997, following an internal review by the Company's independent directors acting with the advice of outside counsel to the independent directors, the Company announced a further reorganization of its executive management personnel in which Patrick J. Downs, then Chief Executive Officer and Chairman of the Board of the Company, Daniel C. Downs, then the Company's President, Gerald McLaughlin, then an Executive Vice President of the Company, and Michael Downs, then President of the Company's Learnstar subsidiary, resigned or were terminated. The Company has entered into separate Resignation and General Release Agreements (the "Resignation Agreements") with each of the former officers pursuant to which the officers' prior employment agreements were terminated and each former officer entered into a Consulting Agreement under which he agreed to consult with the Company on such matters as it may request from time to time. The three-year terms of the Consulting Agreements coincided with the remaining terms of the executives prior employment agreements. In consideration of entering into the Consulting Agreements, the Company agreed to extend the expiration dates of certain options and warrants held by the former officers and, with respect to Patrick J. Downs and Daniel C. Downs, to waive provisions of certain stock options which required that the options be exercised within a specified period of time following termination. In the first quarter of 1997, the Company recorded charges of $1,458,000 related to the modifications of options and warrants held by the former executives.


     Under the Resignation Agreements with the former executives, the Company agreed to honor certain provisions of the officers' prior employment agreements to continue to pay the former executives their prior annual salaries and other benefits for the remaining terms of such agreements. These payments will total approximately $1,711,000 in 1997, $1,350,000 in 1998, and $1,269,000 in 1999,
and are expected to be funded from on-going operations. Charges for severance related to resignations or terminations amounted to $840,000 for 1996. Additional severance charges in 1997 have totalled approximately $5,298,000. The Company will continue to provide the former executives with certain medical benefits and life insurance and, for 36 months, will continue to pay Patrick J. Downs, Daniel C. Downs and Gerald P. McLaughlin a monthly car allowance.

     Most of the former executives, along with Donald Klosterman and Mr. Magerman, directors of the Company, were indebted to the Company for certain loans that were made in previous years. By their terms, these loans were cancelable under certain circumstances in connection with the termination of the officers' employment. Accordingly, the management reorganization triggered the cancellation of the outstanding notes receivable from the former officers. In conjunction with the management reorganization, the Company also agreed to cancel similar loans outstanding to Messrs. Klosterman and Magerman. The cancellation of the notes receivable from the directors and former officers resulted in a charge for 1996 of $4,252,000 for principal and accrued interest.

     In connection with the management reorganization, NTN agreed to the vesting of certain options held by Mr. McLaughlin to purchase 100,000 shares of Common Stock and issued to Mr. McLaughlin a fully vested option to purchase 150,000 shares of Common Stock. NTN also paid Mr. Magerman an aggregate of $225,000 and purchased from him for a price of $81,250 certain warrants to purchase 325,000 shares of Common Stock.

     In the fourth quarter of 1996, the Company laid off approximately 16% of its workforce as a cost-cutting measure. Severance payments related to the layoff will not effect the Company's future liquidity, since the majority of the related severance and other benefit payments were made in 1996. The Company also has laid off a significant number of employees in fiscal 1997 and may continue trimming its workforce to reduce costs.

DISCONTINUANCE OF SALE-LEASEBACK TRANSACTIONS

     In 1996, the Company discontinued selling and leasing back the equipment utilized at its Network Services locations and repurchased certain equipment that was the subject of prior sale-leaseback transactions. The Company reported a charge related to the repurchase transactions of approximately $2,007,000 for the fourth quarter of 1996. The Company may enter into similar repurchases in the future, which depending on the terms of repurchase, may also result in charges during the periods in which they occur. In addition, although the discontinuance of the sale-leaseback transactions and the repurchase of equipment has resulted in improved cash flow, depreciation charges associated with owning its equipment have contributed to the Company's losses for financial accounting purposes.

                                USE OF PROCEEDS

     The proceeds to the Company from the sale of the shares of Common Stock upon exercise of the Settlement Warrants will be realized only if and to the extent any of the Settlement Warrants are exercised. The holders of the Settlement Warrants are not obligated to exercise the Settlement Warrants, and there can be no assurance that the holders will choose to exercise the Settlement Warrants in whole or in part. The Settlement Warrants are redeemable under certain circumstances at the option of the holders. See "Description of Securities - Settlement Warrants." The estimated proceeds to the Company in the event that the Settlement Warrants are exercised in full would be $__________, without deduction for an estimated $100,000 of offering expenses payable by the Company relating to this Offering and the concurrent registration of shares described herein.

     The Company intends to apply any net proceeds it receives from the exercise of the Settlement Warrants to augment its working capital and for general corporate purposes.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Prior to this offering, there has been no public market for the Settlement Warrants. The Company's Common Stock is listed on the AMEX under the symbol "NTN." The prices below are the high and low sales prices for the Common Stock as reported on the AMEX for periods shown.

                                                         LOW         HIGH
                                                      ---------   ----------
        1995
        ----

        First Quarter..............................    $5-5/8      $8-1/4
        Second Quarter.............................     4-7/16      5-13/16
        Third Quarter..............................     4-3/8       6-1/8
        Fourth Quarter.............................     4-1/8       5-3/16

        1996
        ----

        First Quarter..............................    $3-1/8      $4-7/8
        Second Quarter.............................     3-7/8       5-1/8
        Third Quarter..............................     4-9/16      6-1/8
        Fourth Quarter.............................     3-7/16      5-3/16

        1997
        ----

        First Quarter..............................    $3-3/8      $4-7/16
        Second Quarter.............................     2-5/16      4-3/4
        Third Quarter..............................     2-3/16      4-7/16
        Fourth Quarter (through December 18, 1997).     1-1/16      2-1/4

     For a recent closing price for the Common Stock as reported on the AMEX see the cover page of this Prospectus. As of December 1, 1997, there were approximately 4,000 record owners of the Common Stock according to information available from the Company's transfer agent.

     To date, the Company has not declared or paid any cash dividends with respect to its Common Stock, and the current policy of the Board of Directors is to retain earnings, if any, after payment of dividends on the Company's outstanding preferred stock to provide for the growth of the Company. Consequently, no cash dividends are expected to be paid on the Company's Common Stock in the foreseeable future. Further, there can be no assurance that the proposed operations of the Company will generate the revenues and cash flow needed to declare a cash dividend or that the Company will have legally available funds to pay dividends.

     Under the terms of the Certificate of Designations, Rights and Preferences of the Series B Preferred Stock, until all of the Series B Preferred Stock have been converted into Common Stock or redeemed, no dividends may be declared or paid on the Common Stock without the prior consent of the holders of at least two-thirds of the outstanding Series B Preferred Stock.

                     SELECTED CONSOLIDATED FINANCIAL DATA

        The selected data presented below under the captions "Selected Consolidated Statement of Operations Data" and "Selected Consolidated Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended December 31, 1996, are derived from the consolidated financial statements of NTN and its subsidiaries, which financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The consolidated financial statements as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, and the report thereon, are incorporated by reference in this Prospectus. The selected data should be read in conjunction with the consolidated financial statements for the three-year period ended December 31, 1996, the related notes and the independent auditors' report, which contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern which report is incorporated by reference in this Prospectus. The consolidated financial statements and selected consolidated data do not include any adjustments that might result from the outcome of this uncertainty. The following selected consolidated statement of operations data for the nine months ended September 30, 1997 and 1996 and related consolidated balance sheet data as of September 30, 1997 are derived from the unaudited consolidated financial statements of NTN and reflect all adjustments which in the opinion of management of NTN are necessary for presentation of NTN's financial position and results of operations for these periods. Certain data for the five-year period ended December 31, 1996 and nine months ended September 30, 1996 have been reclassified to conform to the format used for the nine months ended September 30, 1997. The following data should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Consolidated Financial Statements and notes thereto incorporated by reference in this Prospectus.

              SELECTED CONSOLIDATED STATEMENT OF OPERATIONS DATA
                     (in thousands, except per share data)

                                                                                                              Nine Months
                                                                 Year Ended December 31,                   Ended September 30,
                                                 -----------------------------------------------------    --------------------
                                                   1996        1995       1994      1993        1992        1997        1996
                                                 --------    -------    -------   --------    --------    --------    --------
                                                                                                               (unaudited)
Total revenues...............................    $ 25,711    $20,082    $16,146   $ 11,123    $  6,047    $ 19,640    $ 19,687
Total operating expenses.....................      51,566     25,508     16,102     13,210       8,466      28,895      30,753
                                                 --------    -------    -------   --------    --------    --------    --------
Operating income (loss)......................     (25,855)    (5,426)        44     (2,087)     (2,419)     (9,255)    (11,066)
Other income, net ...........................           1      1,409        412        457          24        (454)         --
                                                 --------    -------    -------   --------    --------    --------    --------
Earnings (loss) from continuing operations...     (25,854)    (4,017)       456     (1,630)     (2,395)     (9,709)    (11,066)
Earnings (loss) from discontinued operations.      (1,317)        69        251        329         155          --      (1,317)
Gain from discontinued operations............       4,219         --         --         --          --          --       3,235
                                                 --------    -------    -------   --------    --------    --------    --------
Net earnings (loss)..........................     (22,952)    (3,948)       707     (1,301)     (2,240)     (9,709)     (9,148)
                                                 --------    -------    -------   --------    --------    --------    --------
Earnings (loss) per share:
  Continuing operations......................    $  (1.15)   $ (0.19)   $  0.02   $  (0.10)   $  (0.21)   $  (0.41)   $  (0.49)
  Discontinued operations....................        0.13         --       0.01       0.02          --          --        0.09
                                                 --------    -------    -------   --------    --------    --------    --------
Net earnings (loss) per share................    $  (1.02)   $ (0.19)   $  0.03   $  (0.08)   $  (0.20)   $  (0.41)   $  (0.40)
Weighted average equivalent shares
  outstanding................................      22,568     20,301     21,124     17,135      11,344      23,411      22,599

                   SELECTED CONSOLIDATED BALANCE SHEET DATA
                                (in thousands)

                                                                December 31
                                           -----------------------------------------------------    September 30,
                                             1996       1995       1994       1993        1992           1997
                                           --------   --------   --------   --------    --------    -------------
                                                                                                     (unaudited)
Total current assets.........              $ 10,655   $ 26,009   $ 18,844   $ 23,102    $  9,004    $  6,209
Total assets.................                28,504     41,221     31,239     27,240      10,171      20,556
Total current liabilities....                12,775      6,541      4,958      2,933       2,554      12,047
Total liabilities............                18,282      7,770      5,782      3,587       2,379      16,212
Accumulated deficit..........               (46,139)   (23,187)   (19,239)   (19,946)    (18,645)    (55,848)
Shareholders' equity.........                10,222     33,451     25,457     23,653       7,432       4,344

                              PLAN OF DISTRIBUTION

     The Settlement Warrants are being offered and distributed in an offering exempt from registration under the Securities Act pursuant to Section 3(a)(10) thereof, in settlement of a class-action lawsuit (the "Action"). The Action, originally filed by various shareholders of the Company in June 1993 in the United States District Court for the Southern District of California (San Diego) (the "Court"), was a consolidation of four lawsuits seeking class action status to recover damages for a drop in the market price of the Company's Common Stock following an announcement that an anticipated agreement under which the Company would sell certain equipment and services to an arm of the Mexican Government may be put out for bid. While the Company denies any wrongdoing or liability, it agreed to the settlement in order to avoid substantial expenses and the inconvenience and distraction of burdensome and protracted litigation. The settlement was entered into by the parties on June 18, 1996, and approved by the Court, after a hearing, by order dated and entered on September 23, 1996.

     Pursuant to the settlement, the Company agreed to establish a settlement fund consisting of $400,000 in cash, plus the Settlement Warrants to purchase an aggregate of 565,000 shares of the Company's Common Stock. For a description of the terms of the Settlement Warrants, see "Description of Securities -- Settlement Warrants." Claimants submitting claims to the administrator administering the settlement which are timely filed and satisfactorily demonstrate proof of loss are considered approved claimants under the terms of the settlement. Approved claimants are entitled to participate in a distribution of the settlement fund (which includes the Settlement Warrants) in proportion to their recognized loss. The Company anticipates that there will be approximately 1,400 initial holders of record of the Settlement Warrants immediately upon their issuance.

     The exercise price and other terms of the Settlement Warrants were determined as a result of settlement negotiations among the Company and its counsel in its Action and representatives of the plaintiffs in the Action. The exercise price does not necessarily bear any relationship to the financial condition, results of operations, or business or financial prospects of the Company, or any other recognized investment criteria, and should not be considered an indication of the actual value of the Company's Common Stock.

     The Company anticipates that the holders of the Settlement Warrants may sell the shares of Common Stock issuable upon exercise of such Settlement Warrants directly, or through brokers, in negotiated transactions or in one or more transactions on the AMEX, or otherwise, at prices prevailing at the time of sale.

     Certain costs, expenses and fees in connection with the registration of the shares of Common Stock issuable upon exercise of the Settlement Warrants are being borne by the Company.

                           DESCRIPTION OF SECURITIES

     The Company's authorized capital stock consists of 10,000,000 shares of preferred stock, par value $.005 per share ("Preferred Stock"), and 50,000,000 shares of Common Stock. The Preferred Stock may be issued in one or more series; the only series currently designated are a series of 5,000,000 shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock") and a series of 85,000 shares of Series B Convertible Preferred Stock (the "Series B Preferred Stock").

COMMON STOCK

     On December 18, 1997, there were approximately 23,672,000 shares of Common Stock outstanding.

     The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the securityholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Company's Board of Directors out of legally available funds, after payment of any dividends required on the outstanding Preferred Stock. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets that are legally available for distribution, after payment of or provision for all debts and liabilities and for any payments with respect to the Preferred Stock. The holders of Common Stock have no preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to such shares. All of the outstanding shares of Common Stock are fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to the rights of the holders of shares of the Series A Preferred Stock and Series B Preferred Stock, and may be subject to the rights of the holders of such other Preferred Stock as the Company may issue in the future, although the Company has no plans at this time to issue additional Preferred Stock.

SERIES A PREFERRED STOCK

     On December 18, 1997, there were 161,112 shares of Series A Preferred
Stock outstanding. The holders of the Series A Preferred Stock are entitled to an annual dividend of 10% of the original issue price of $1.00 per share, payable semiannually on December 1 and June 1 of each year in cash or, at the option of the Company, by means of the issuance of shares of Common Stock, which are to be valued for this purpose at the fair market value of the Common Stock. The Company is current in the payment of all dividends on the Series A Preferred Stock. Upon liquidation, dissolution and winding up of the Company, each holder of the Series A Preferred Stock shall be entitled to receive $1.00 per share before any payment shall be made with respect to the outstanding shares of the Common Stock. Each share of the Series A Preferred Stock currently is convertible into approximately .2908 share of Common Stock at any time at the option of the holders of the Series A Preferred Stock. The rate of conversion is subject to certain antidilution provisions. The holders of the Series A Preferred Stock do not have any voting, preemptive, subscription or redemption rights.

SERIES B PREFERRED STOCK

     On December 18, 1997, there also were outstanding 70,000 shares of Series
B Preferred Stock. The Series B Preferred Stock bears a cumulative annual dividend of $4 per share, payable in quarterly installments of $1 per share on the last day of January, April, July and October of each year, commencing January 31, 1998. Any holder of Series B Preferred Stock is entitled to convert 25% of the Series B Preferred Stock owned by the holder into shares of Common Stock at any time on or after the earlier of (i) February 28, 1998 and (ii) the effective date of the Registration Statement filed with the Commission on November 20, 1997 covering the shares of Common Stock issuable upon conversion (the "Initial Conversion Date"). An additional 25% of the Series B Preferred Stock owned by a holder will become convertible on each of the dates 60, 90 and 120 days, respectively, following the Initial Conversion Date. Notwithstanding the foregoing, no holder will be entitled to convert Series B Preferred Stock to the extent that the shares of Common Stock issuable upon such conversion would cause the aggregate shares of Common Stock beneficially owned by the holder and its affiliates to exceed 4.9% of the shares of Common Stock outstanding following such conversion. Any outstanding shares of the Series B Preferred Stock not converted by October 31, 2000 will automatically be converted as of such date.

     The number of shares of Common Stock issuable upon conversion of each share of Series B Preferred Stock will be determined by dividing the sum of $100 plus any accrued and unpaid dividends on the Series B Preferred Stock by the conversion price then in effect. The conversion price on any conversion date will be equal to the lesser of (a) 140% of the average of the closing bid prices of the Common Stock on the AMEX on the five trading days immediately preceding the Initial Conversion Date, but in no event more than $3.50 per share, (the "conversion ceiling") and (b) 85% of the lowest average of the closing bid prices of the Common Stock on any three trading days during the 20 trading days immediately preceding the conversion date. The actual number of shares of Common Stock into which the Series B Preferred Stock shall be converted will depend on the conversion price and conversion rate in effect on the relevant conversion date. See "Risk Factors--Potential Dilution." The number of shares issuable on conversion of the Series B Preferred Stock also is subject to adjustment in the event of a stock split, stock dividend or similar transaction involving the Common Stock. The Company will not be required to issue shares of Common Stock on any conversion to the extent that it is prohibited from doing so by applicable law or the rules or regulations of the AMEX or other exchange on which the Common Stock is then traded. In such event, the holders may elect to have the Company either (i) redeem the Series B Preferred Stock for cash at the redemption price described below, (ii) rescind the conversion and retain the Series B Preferred Stock, subject to the future right to convert on the terms described herein or (iii) issue shares of Common Stock at a conversion price equal to the average of the closing bid prices of the Common Stock for the five trading days immediately preceding the date on which the Company receives the holders election.

     In the event of liquidation, dissolution and winding up of the Company, each holder of Series B Preferred Stock will be entitled to receive an amount equal to $100, plus any accrued and unpaid dividends, per share of Series B Preferred Stock, before any payment shall be made with respect to outstanding shares of the Common Stock. As long as at least one-third of the currently outstanding Series B Preferred Stock remains outstanding, the Company will be prohibited from authorizing or issuing additional stock that ranks senior to the Series B Preferred Stock as to dividends and distributions or payments on liquidation, dissolution and winding up.

     Except as described above, the holders of the Series B Preferred Stock do not have any voting, preemptive, subscription or redemption rights.

     The Company's sale of Series B Preferred Stock was not registered under the Securities Act in reliance on exemptions from registration for offers and sales not involving a public offering. As a result, neither the Series B Preferred Stock nor the shares of Common Stock issuable upon conversion of the Series B Preferred Stock may be resold or transferred unless subsequently registered under the Securities Act or an exemption from such registration is available. In this connection, on November 20, 1997, the Company filed on behalf of the Series B Preferred Stock holders a Registration Statement under the Securities Act covering the possible future resale of the shares of Common Stock issuable upon conversion of the Series B Preferred Stock.

     If the foregoing Registration Statement has not been declared effective on or before February 28, 1998, the Company will be required to pay the holders of the Series B Preferred Stock, in cash, certain amounts until the Registration Statement is declared effective, as follows: (i) for the 30-day period beginning March 1, 1998, an amount equal to 1% of the quotient of $100 plus any accrued but unpaid dividends, divided by the conversion price, for each share of Series B Preferred Stock; and (ii) for each consecutive 30-day period beginning April 1, 1998, an amount equal to 2% of the quotient of $100 plus any accrued and unpaid dividends, divided by the conversion price, for each share of Series B Preferred Stock. Moreover, in the event the Registration Statement shall not have been declared effective on or before May 29, 1998, the Company will be required to redeem the Series B Preferred Stock for cash at a redemption price per share of Series B Preferred Stock equal to the product of the number of shares of Common Stock then issuable upon conversion of a share of Series B Preferred Stock multiplied by the average of the closing bid prices of the Common Stock on the five trading days preceding May 29, 1998. There can be no assurance as to whether or when such Registration Statement will be declared effective.

     The terms of the sale of Series B Preferred Stock were determined by arm's-length negotiations between the Company and the purchasers of the Series B Preferred Stock and their representatives. The purchasers and the representatives are not affiliated with the Company or any of its officers, directors or affiliates.

     Additional shares of Preferred Stock may be issued without securityholder approval, subject to the rights of any holders of outstanding Series B Preferred Stock. The Board of Directors is authorized to issue such shares in one or more series and to fix the rights, preferences, privileges, qualifications, limitations and restrictions thereof, including dividend rights and rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without any vote or action by the shareholders. Any Preferred Stock to be issued could rank prior to the Common Stock with respect to dividend rights and rights on liquidation. The Board of Directors, without securityholder approval, may issue Preferred Stock with voting and conversion rights that could adversely affect the voting power of holders of Common Stock or create impediments to persons seeking to gain control of the Company. The Company has no present plan or arrangement to issue any additional shares of Preferred Stock.

SETTLEMENT WARRANTS

     The Settlement Warrants will be issued in registered form, and will be subject to the terms and conditions of a Warrant Agreement between the Company and American Stock Transfer & Trust Company, as Warrant Agent. The following description of the Settlement Warrants is not complete and is qualified in all respects by the Warrant Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

     Each Settlement Warrant will entitle the holder thereof to purchase one share of Common Stock at an exercise price equal to $__________, which equalled the average closing price of the Company's Common Stock as reported on the AMEX during the 20 trading days immediately preceding the date the Settlement Warrants were mailed to authorized claimants. The Settlement Warrants will be exercisable for a period of three years from the date of issuance, and during the period from the second anniversary of the date of issuance until the expiration of the Settlement Warrants, the holders will have the right (but will not be obligated) to require the Company to redeem the Settlement Warrants for cash at a price of $3.25 per Settlement Warrant unless the Settlement Warrants have previously been exercised. The redemption right will expire, however, if at any time during the exercise period the closing price per share of Common Stock as reported on the AMEX exceeds the exercise price by more than $3.25 per share for any seven trading days, whether or not consecutive. In the event the Company is required to redeem all or a portion of the Settlement Warrants, there can be no assurance that the Company will have available funds sufficient to pay for the redemption price of the Settlement Warrants so tendered for redemption. The cost to the Company to redeem all of the Settlement Warrants would be $1,836,250. Upon expiration of the redemption right, NTN will have no further obligation to repurchase the Settlement Warrants. On and after the expiration date, the Settlement Warrants become wholly void and of no value.

     The Settlement Warrants contain antidilution provisions to avoid dilution of the equity interest represented by the underlying shares upon the occurrence of certain events such as share dividends or splits, reorganizations, consolidations, mergers or like occurrences.

     Pursuant to the settlement of the Action, the Company has agreed to file the Registration Statement of which this Prospectus is a part in order to register the issuance of the shares of Common Stock underlying the Settlement Warrants. The Company will use its best efforts to keep the Registration Statement and any registration or qualification required under state securities laws with respect to the shares of Common Stock offered hereby effective during the term of the Settlement Warrants. The Settlement Warrants may not be exercised during any period in which any such registration or qualification is required but is not in effect.

ANTI-TAKEOVER PROVISIONS

     The provisions of the Company's Restated Certificate of Incorporation (the "Certificate") and Bylaws (the "Bylaws"), summarized in the succeeding paragraphs, may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer, takeover attempt or change in control that a securityholder might consider to be in such securityholder's best interest, including those attempts that might result in a premium over the market price for the shares held by securityholders.

     Amendment of Certain Provisions of the Certificate of Incorporation and Bylaws

     The Certificate provides that the affirmative vote of the holders of at least 80% of the total voting power of all outstanding securities of the Company then entitled to vote generally in the election of directors, voting together as a single class, is required to amend certain provisions of the Certificate, including those provisions relating to the number, election and term of directors; the removal of directors and the filling of vacancies; indemnification of directors, officers and others; and the supermajority voting requirements in the Certificate. The Certificate further provides that the Bylaws may be amended by the Board of Directors or by an affirmative vote of the holders of not less than 80% of the total voting power of all outstanding securities of the Company then entitled to vote generally in the election of directors, voting together as a single class. These voting requirements will have the effect of making more difficult any amendment by securityholders, even if a majority of the Company's securityholders believes that such amendment would be in their best interests.

     Classified Board of Directors

     The Certificate and the Bylaws divide the Board of Directors into three classes, each class to be nearly equal in number as possible, each class serving staggered three-year terms. Approximately two-thirds of the directors of the Company are subject to re-election at each annual meeting of securityholders.

     The classification of directors and provisions in the Certificate that limit the ability of securityholders to increase the size of the Board of Directors without the vote of at least 80% of the total voting power of all outstanding voting securities, together with provisions in the Certificate that limit the ability of securityholders to remove directors and that permit the remaining directors to fill any vacancies on the Board, will have the effect of making it more difficult for securityholders to change the composition of the Board of Directors. As a result, at least two annual meetings of securityholders may be required for the securityholders to change a majority of the directors, whether or not a change in the Board of Directors would be beneficial to the Company and its securityholders and whether or not a majority of the Company's securityholders believes that such a change would be desirable.

     Certain Securityholder Action

     The Certificate requires that securityholder action be taken at an annual meeting or special meeting of securityholders called pursuant to a resolution adopted by a majority of the Board of Directors and prohibits securityholder action by written consent.

     Section 203 of the Delaware General Corporation Law

     The Company is governed by the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). Subject to certain exceptions summarized below, Section 203 prohibits any Interested

Securityholder from engaging in a "business combination" with a Delaware corporation for three years following the date such person became an Interested Securityholder. Interested Securityholder, as defined, includes (i) any person who is the beneficial owner of 15% or more of the outstanding voting stock of the corporation and (ii) any person who is an affiliate or associate of the corporation and who held 15% or more of the outstanding voting stock of the corporation at any time within three years before the date on which such person's status as an Interested Securityholder is determined. Subject to certain exceptions, a "business combination" includes, among other things: (i) any merger or consolidation involving the corporation; (ii) the sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation; (iii) any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the Interested Securityholder, except pursuant to a transaction that effects a pro rata distribution to all securityholders of the corporation; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation that is owned directly or indirectly by the Interested Securityholder; and (v) any receipt by the Interested Securityholder of the benefit (except proportionately as a securityholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     Section 203 does not apply to a business combination if: (i) before a person became an Interested Securityholder, the board of directors of the corporation approved the transaction in which the Interested Securityholder became an Interested Securityholder or the business combination; (ii) upon consummation of the transaction that resulted in the person becoming an Interested Securityholder, the Interested Securityholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commences (other than certain excluded shares); or (iii) following a transaction in which the person became an Interested Securityholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a regular or special meeting of securityholders (and not by written consent) by the affirmative vote of the holders of at least 66-2/3% of the outstanding voting stock of the corporation not owned by the Interested Securityholder.

SHARES ELIGIBLE FOR FUTURE PUBLIC SALE

Restricted Stock

     On December 18, 1997, there were approximately 23,672,000 shares of Common Stock outstanding. Approximately 5,820,400 of such shares of Common Stock are "restricted securities" within the meaning of Rule 144 of the regulations promulgated under the Securities Act. All or substantially all of such shares are covered by currently effective registration statements and can be offered and sold publicly by the beneficial owners at any time so long as the registration statements remain effective. Moreover, in general under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including a person who may be deemed to be an "affiliate" of the Company as that term is defined under the Securities Act, is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the then-outstanding shares of Common Stock, or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. If the shares in question were acquired from the Company in transactions not involving a public offering, then they may not be sold under Rule 144 until they have been outstanding for at least one year. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about the Company. However, a person who is not deemed to have been an affiliate of the Company during the 90 days preceding a sale by such person is entitled to sell shares that have been outstanding for at least two years without regard to the volume, manner of sale or notice requirements.

     No predictions can be made with respect to the effect, if any, that sales of Common Stock in the market or the availability of shares of Common Stock for sale pursuant to currently effective registration statements or under Rule 144 will have on the market price of Common Stock prevailing from time to time. Nevertheless, the possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.

Options and Warrants

     As of December 18, 1997, there were 6,051,225 shares of Common Stock reserved for issuance upon the exercise of stock options outstanding under the Company's stock option plans at exercise prices ranging from $1.88 to $6.50 per share, of which options to purchase 3,653,900 shares were exercisable as of that date.

     As of December 18, 1997, the Company also had outstanding warrants, including the Settlement Warrants, to purchase an aggregate of 4,693,750 shares of Common Stock at exercise prices ranging from $2.00 to $8.00 per share, of which warrants to purchase approximately 3,438,750 shares were exercisable as of that date. Concurrently with the registration of the shares of Common Stock offered hereby, the Company is registering for resale on behalf of certain selling shareholders an aggregate of 627,500 shares of Common Stock which are issuable upon exercise of outstanding warrants of the Company. The Company also currently has effective registration statements covering the resale of substantially all of the shares issuable upon exercise of the Company's other outstanding warrants.

     The foregoing options and warrants could adversely affect the Company's ability to obtain future financing and engage in certain mergers and similar transactions, since such options and warrants are likely to be exercised into shares of Common Stock, if at all, only at a time when the exercise price is less than the market price of the Common Stock. For the life of such options and warrants, the holders are given the opportunity to profit from a rise in the market price of the Common Stock without assuming the risk of ownership. Moreover, the holders of those options and warrants can be expected to exercise them at a time when the Company would be able to obtain additional capital through a new offering of securities on terms more favorable than those provided by such options and warrants. To the extent the trading price of the Common Stock at the time of exercise of any such options or warrants exceeds the exercise price, such exercise will also have a dilutive effect on the Company's securityholders.

     As described under "Recent Developments," the Company has agreed to issue an aggregate of 664,436 restricted shares of Common Stock in exchange for the surrender and cancellation of currently outstanding options and warrants to purchase an aggregate of 1,923,250 shares of Common Stock at exercise prices ranging from $2.00 to $5.25 per share. The Company may in the future enter into similar aggregate to issue shares of Common Stock in exchange for cancellation of other outstanding options and warrants.

TRANSFER AGENT AND WARRANT AGENT

     The Transfer Agent for the Common Stock and Warrant Agent for the Settlement Warrants is American Stock Transfer & Trust Company, New York, New York.

                                 LEGAL MATTERS

     Troy & Gould Professional Corporation, Los Angeles, California, has rendered an opinion to the effect that the shares of Common Stock offered hereby, when issued and paid for as provided in the Settlement Warrants, will be duly and validly issued, fully paid and nonassessable. Such counsel owns
3,171 shares of Common Stock as of the date of this Prospectus with a current value of $3,369, based on the last sale price of the Common Stock as reported on the AMEX on December 18, 1997.

                                    EXPERTS

     The financial statements and schedules of NTN Communications, Inc. as of December 31, 1996, and for each of the years in the three-year period ended December 31, 1996, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the December 31, 1996, financial statements contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

================================================================================

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES TO ANY PERSON IN ANY STATE OR OTHER JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THE FACTS HEREIN SET FORTH SINCE THE DATE HEREOF.

                                _______________


                               TABLE OF CONTENTS

                                                          Page
                                                          ----

                Available Information..................     2
                Incorporation of Certain
                 Documents by Reference................     3
                Risk Factors...........................     4
                Recent Developments....................
                Use of Proceeds........................     9
                Price Range of Common Stock
                 and Dividend Policy...................    10
                Selected Consolidated Financial Data...    11
                Plan of Distribution...................    12
                Description of Securities..............    12
                Legal Matters..........................    16
                Experts................................    16

================================================================================


================================================================================

                                 COMMON STOCK



                           NTN COMMUNICATIONS, INC.


                                565,000 SHARES



                                 ____________

                                  PROSPECTUS
                                 ____________



                               _____________, 1997

================================================================================

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The Company estimates that expenses in connection with the distributions described in this Registration Statement will be as follows:


     SEC registration fee..............................................  $  1,519
     Printing expenses.................................................    15,000
     Accounting fees and expenses......................................    20,000
     Legal fees and expenses...........................................    55,000
     Fees and expenses for qualification under state securities laws...     2,000
     Miscellaneous.....................................................     6,481
                                                                         --------

      Total............................................................  $100,000
                                                                         ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Certificate of Incorporation and Bylaws permit the Company to indemnify officers and directors of the Company to the fullest extent permitted by Section 145 of the Delaware General Corporation Law. Section 145 of the Delaware General Corporation Law makes provision for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons, under certain circumstances, for liabilities (including reimbursements of expenses incurred) arising under the Securities Act.

     The Company has entered into indemnity agreements with certain of its outside directors. Pursuant to such indemnity agreements, the Company has agreed to indemnify each outside director who is a party to the indemnity agreement under certain circumstances in which such outside director or the Company is named as a party to a proceeding (as that term is defined).

ITEM 16.  EXHIBITS

     The following exhibits are filed herewith or incorporated by reference as a part of this Registration Statement:

4.1 Specimen Common Stock Certificate (previously filed as an exhibit to the Company's Registration Statement on Form 8-A, File No. 0-19383, and incorporated herein by reference)

4.2 Form of Warrant Agreement between NTN Communications, Inc. and American Stock Transfer & Trust Company, including Specimen Warrant Certificate*

4.3  Specimen form of Class WCA Warrants*

4.4 Securities Purchase Agreement, dated as of October 31, 1997, between NTN Communications, Inc. and the investors named therein (previously filed as an exhibit to the Company's Current Report on Form 8-K filed with the Commission on November 7, 1997 and incorporated herein by reference).

4.5 Certificate of Designations, Rights and Preferences of the Series B Preferred Stock (previously filed as an exhibit to the Company's Current Report on Form 8-K filed with the Commission on November 7, 1997 and incorporated herein by reference).

5    Opinion of Troy & Gould Professional Corporation**

23.1 Consent of Troy & Gould Professional Corporation (included in Exhibit 5).

23.2 Consent of KPMG Peat Marwick LLP (included on page II-5 hereof)**

24   Power of Attorney*
------------------------------------
*    Previously filed.
**   Included herewith.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned Company hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          provided, however, that (i) and (ii) do not apply if the registration statement is on Form S-3, and the information required to be included in a post-effective amendment is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Company hereby undertakes:

          That for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (d) The undersigned Company hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 4 to Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Carlsbad, State of California, on December 19, 1997.

                                  NTN COMMUNICATIONS, INC.

                                  By:  /s/ GERALD SOKOL, JR.
                                     -------------------------------
                                           Gerald Sokol, Jr.
                                           President and Chief Executive
                                           Officer

                               POWER OF ATTORNEY

   Pursuant to the requirements of the Securities Act, this Amendment No. 4 to Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.


Signature                                Title                                 Date
---------                                -----                                 ----

 /s/ EDWARD C. FRAZIER*                  Chairman of the Board                 December 19, 1997
-----------------------------------
     Edward C. Frazier

 /s/ GERALD SOKOL, JR.                   President, Chief Executive            December 19, 1997
-----------------------------------      Officer and Chief Financial
     Gerald Sokol, Jr.                   Officer (Principal Financial
                                         and Accounting Officer)


 /s/ ROBERT M. BENNET*                   Director                              December 19, 1997
-----------------------------------
     Robert M. Bennett

 /s/ DONALD C. KLOSTERMAN*               Director                              December 19, 1997
-----------------------------------
     Donald C. Klosterman


-----------
* By Gerald Sokol, Jr. as Attorney-in-Fact.

                                 EXHIBIT 23.2
                                 ------------


                        CONSENT OF INDEPENDENT AUDITORS


The Board of Directors
NTN Communications, Inc.:

    We consent to the use of our reports incorporated herein by reference and to the references to our firm under the headings "Selected Consolidated Financial Data" and "Experts" in the Prospectus.

    Our report dated April 10, 1997, contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                              /s/ KPMG Peat Marwick LLP

San Diego, California

December 19, 1997

                                 EXHIBIT INDEX
                                 -------------

                                                                                          Sequential
 Exhibit                                                                                     Page
  Number                                    Description                                     Number
 -------                                    -----------                                   ----------
4.1          Specimen Common Stock Certificate (previously filed as an exhibit to the        N/A
             Company's Registration Statement on Form 8-A, File No. 0-19383, and
             incorporated herein by reference)
4.2          Form of Warrant Agreement between NTN Communications, Inc. and                  N/A
             American Stock Transfer & Trust Company, including Specimen Warrant
             Certificate*
4.3          Specimen form of Class WCA Warrants*
4.4          Securities Purchase Agreement, dated as of October 31, 1997, between NTN        N/A
             Communications, Inc. and the investors named therein (previously filed as an exhibit to the Company's Current Report on Form 8-K filed with the
             Commission on November 7, 1997 and incorporated herein by reference).
4.5          Certificate of Designations, Rights and Preferences of the Series B             N/A
             Preferred Stock (previously filed as an exhibit to the Company's Current
             Report on Form 8-K filed with the Commission on November 7, 1997 and incorporated herein by reference).
5            Opinion of Troy & Gould Professional Corporation**
23.1         Consent of Troy & Gould Professional Corporation (included in Exhibit 5)
23.2         Consent of Independent Auditors (included on page II-5 hereof)**
24           Power of Attorney*                                                              N/A

--------------------------

*   Previously filed.
**  Included herewith.